Contact

teresagiovannoli@gmail.com

www.linkedin.com/in/teresa-giovannoli (LinkedIn)

Top Skills

Problem Solving
Organization Skills
Interpersonal Skills

Languages

Spanish (Limited Working)

Teresa Giovannoli

Founder, CEO, Mechanical Design Engineer
Los Angeles, California, United States

Summary

I have a passion for combining creative design and technical engineering, and am committed to improving the health and happiness of our planet.

―――――

Experience

Little Squiggle
Founder, CEO
January 2023 - Present (1 year 10 months)

Stay tuned, more coming in November 2024 :)

Northrop Grumman
Mechanical Design Engineer
July 2023 - Present (1 year 4 months)

Happiest Baby (the maker of SNOO)
Mechanical Design Engineer
February 2023 - April 2023 (3 months)
Culver City, California, United States

Happiest Baby (the maker of SNOO)
Mechanical Design Engineer
November 2021 - November 2022 (1 year 1 month)
Culver City, California, United States

–Lead mechanical design engineer on a high-volume consumer product. Responsibilities include overseeing mechanical design (Solidworks), prototyping concepts (3D printing, silicone molds, electronics assembly), BOM creation, FEA analysis, developing and completing testing and validation, collaborating with industrial design, systems engineering, and electrical engineering to create a cohesive product.
–Design injection-molded component and main PCB for a high-volume consumer product. Design challenges included cost reduction strategies to hit project goal, design for manufacturing and assembly, alignment, and limited space constraints.

– Support consumer product from design validation testing to final mass production by designing product innovations to improve quality and resolve concerns discovered during testing, observing and improving the production procedure, analyzing long term unit testing and evaluating root cause issues.
–SME on Formlabs SLA printer, FDM printer, GlowForge laser cutter, Arena document management software.

Kernel
Mechanical Design Engineer
April 2020 - November 2021 (1 year 8 months)
Culver City, California, United States

–Lead mechanical engineer for multiple low-volume (qty 1-5) projects ranging from structural support systems to electronic design and packaging. Responsibilities include product specification, CAD (Solidworks), prototyping, fabrication, and collaborating with multi-disciplinary teams.
–Lead mechanical engineer for a customer electronic enclosure. Design challenges included vibration isolation for optical components, precision alignment, and space constraints.
–Coordinate with manufacturing team to lead designs from development to manufacturing, including BOM creation, work instructions, and inventory management.
–SME on 3D Printers (Ultimaker, Formlabs, and SprintRay) and GlowForge laser cutter.

Urban Workshop
Instructor
July 2020 - December 2020 (6 months)
Costa Mesa, California, United States

Taught classes for the manual mill and basic metal working

Flo Technologies, Inc.
Mechanical Design Engineer
October 2019 - April 2020 (7 months)
Culver City, CA

– Research and development for project to enhance capability of product to enter new markets and increase revenue.
– Evaluate concept designs for value added vs cost and time to market.
– Develop and manage relations with potential suppliers, including testing sample technology, to determine the best hardware for each concept.
– Design and model (Inventor) 3D printed O-ring bullet assembly fixture.

RKS Design
Mechanical Design Engineer
August 2019 - October 2019 (3 months)
Thousand Oaks, CA

– Design and build prototypes for multiple projects, from creating CAD models (Solidworks) for proof of form, to working models for proof of concept.
– Collaborate with industrial design in brainstorming to create a successful design that is aesthetically pleasing, highly functional, and manufacturable.
– Vender liaison for manufacturing components from both domestic and international suppliers to best fit design needs (price, quantity, quality, time).

Woodward, Inc.
Test Engineer
May 2018 - August 2019 (1 year 4 months)
Santa Clarita

– Redesign a critical assembly line component to resolve a root issue of a production line bottleneck to save 10+ minutes of production time.
– Tooling design (NX) for assembly (ex. bullets, calibration, hand tools).
– Design and build a complex test fixture (hydraulics, electronic control box, sensors, control system, DAQ) to test and validate 7 design specifications.
– Design and manufacture a load test setup for hydrogen embrittlement in a flight critical component, to save the company from scrapping 150+ units.
– Build 5 electrical black boxes to control the mechanical and hydraulic test equipment.

ExxonMobil
Supply Logistics Coordinator
July 2015 - January 2018 (2 years 7 months)
Houston, Texas Area

– Managed clean products movements for the Billings, MT Refinery, delivering to over 10 terminals through multiple pipelines
– Improved reliability (5%) and customer satisfaction for a low performing refinery.
– Increased earnings by $2M through management of inventory levels.
– Led cross-discipline meetings with 9+ functions to improve supply reliability.
– Facilitated for a Global Managers Network: coordinated participants across the globe, organized monthly meetings, and planned annual face to face conferences.
– Assisted in the sale of the Torrance Refinery, and trained the external PBF employees.

Engineering Ambassadors Network
Engineering Ambassador
January 2012 - May 2015 (3 years 5 months)
Penn State University

-Professional development organization with an outreach mission.

-Receive advanced communications and leadership training.

-Represent College of Engineering, including presentations and tours.

Sikorsky Aircraft
Design Engineer in Propulsion
June 2014 - August 2014 (3 months)
Stratford, CT

-Created engineering drawings of fuel tank assemblies and parts for the S-92 and H-92 helicopter programs.
-Collaborated in the creation of a new proprietary product to eliminate operational issues.
-Utilized CATIA (CAD software) for product development and engineering drawing reviews.
-Addressed a major issue on the aircraft and performed tasks including contacting customers and competitors, revising manuals, and ensuring tasks were completed in a satisfactory and timely manner.

Pratt & Whitney
Test Engineer in Instrumentation
May 2013 - August 2013 (4 months)
Middletown, CT

-Designed instrumentation drawings for aircraft jet engines, including thermocouples, pressure sensors, accelerometers, and strain gages.
-Drafted work instructions for the installation of engine instrumentation.
-Assisted in the deconstruction and rebuild of a jet engine with new instrumentation.

Education

University of Southern California
Master's of Engineering, Product Development Engineering · (January 2018 - December 2019)

Penn State University
Bachelor of Engineering - BE, Mechanical Engineering · (2011 - 2015)